EXHIBIT 12
MERRILL LYNCH PREFERRED CAPITAL TRUST V
MERRILL LYNCH PREFERRED FUNDING V, L.P.
COMPUTATION OF RATIOS OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED SECURITIES DISTRIBUTIONS (UNAUDITED)
(dollars in thousands)

	FOR THE YEAR ENDED		FOR THE YEAR ENDED		FOR THE YEAR ENDED
	DECEMBER 31, 2009		DECEMBER 26, 2008		DECEMBER 28, 2007
	MERRILL LYNCH	MERRILL LYNCH	MERRILL LYNCH	MERRILL LYNCH	MERRILL LYNCH	MERRILL LYNCH
	PREFERRED	PREFERRED	PREFERRED	PREFERRED	PREFERRED	PREFERRED
	CAPITAL TRUST V	FUNDING V, L.P.	CAPITAL TRUST V	FUNDING V, L.P.	CAPITAL TRUST V	FUNDING V, L.P.

Earnings	$63,795	$74,337	$63,795	$74,535	$63,795	$74,803

Fixed charges	$—	$—	$—	$—	$—	$—

Preferred securities distribution requirements	61,880	63,795	61,880	63,795	61,880	63,795

Total combined fixed charges and preferred securities distribution requirements	$61,880	$63,795	$61,880	$63,795	$61,880	$63,795

Ratio of earnings to combined fixed charges and preferred securities distribution requirements	1.03	1.17	1.03	1.17	1.03	1.17